UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                               MOVADO GROUP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   624580 10 6
                                 (CUSIP Number)


                                December 31, 2005

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        CUSIP NO.: 624580 10 6
                                                        ---------


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gedalio Grinberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITZENSHIP OR PLACE OF ORGANIZATION                    United States


--------------------------------------------------------------------------------
NUMBER OF                       (5)     SOLE VOTING POWER

SHARES                                  1,474,371
                                ------------------------------------------------
BENEFICIALLY                    (6)     SHARED VOTING POWER

OWNED BY                                232,817
                                ------------------------------------------------
EACH                            (7)     SOLE DISPOSITIVE POWER

REPORTING                               1,474,371
                                ------------------------------------------------
PERSON                          (8)     SHARED DISPOSITIVE POWER

                                        232,817
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONAL

                  1,707,188
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.48%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                        CUSIP NO.: 624580 10 6
                                                        ---------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Efraim Grinberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       CITZENSHIP OR PLACE OF ORGANIZATION                    United States


--------------------------------------------------------------------------------
NUMBER OF                       (5)     SOLE VOTING POWER

SHARES                                  1,953,338
                                ------------------------------------------------
BENEFICIALLY                    (6)     SHARED VOTING POWER

OWNED BY                                3,417,068
                                ------------------------------------------------
EACH                            (7)     SOLE DISPOSITIVE POWER

REPORTING                               1,953,338
                                ------------------------------------------------
PERSON                          (8)     SHARED DISPOSITIVE POWER

                                        3,417,068
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONAL

                  5,370,406
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  22.80%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                        CUSIP NO.: 624580 10 6
                                                        ---------


Item 1(a)         NAME OF ISSUER:

                  Movado Group, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  650 From Road
                  Paramus, New Jersey 07652

Item 2(a)         NAME OF PERSONS FILING:

                  Gedalio Grinberg
                  Efraim Grinberg

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  650 From Road
                  Paramus, New Jersey 07652

Item 2(c)         CITIZENSHIP:

                  United States citizens.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

Item 2(e)         CUSIP NO.:

                  624580 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), or (c) check whether the person filing is a:

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b)

Item 4            OWNERSHIP:

      (a)         Amount Beneficially Owned:

                  Gedalio Grinberg:   1,707,188  shares
                  Efraim Grinberg:    5,370,406   shares

                                                        CUSIP NO.: 624580 10 6
                                                        ---------


      (b)         Percent of Class:

                  Gedalio Grinberg:    8.48 %
                  Efraim Grinberg:    22.80%

      (c)         Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           Gedalio Grinberg:     1,474,371
                           Efraim Grinberg:       1,953,338

                  (ii)     Shared power to vote or to direct the vote:

                           Gedalio Grinberg:      232,817
                           Efraim Grinberg:     3,417,068

                  (iii) Sole power to dispose or to direct the disposition of:

                           Gedalio Grinberg:      1,474,371
                           Efraim Grinberg:       1,953,338

                  (iv) Shared power to dispose or to direct the disposition of:

                           Gedalio Grinberg:       232,817
                           Efraim Grinberg:      3,417,068

(1) Of the 1,707,188 shares reported as beneficially owned by Mr. G. Grinberg, 11,450 are shares of Common Stock, par value $.01 per share ("Common Stock") owned by Mr. G. Grinberg individually; 64,278 are shares of Common Stock held under the 401(k) Plan of Movado Group, Inc. (the "Company"), the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares; 69,196 are shares of Common Stock held under the Company's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Frank Kimick and Vivian D'Elia, and as to which shares they have shared investment and voting power; and 10,000 are shares of Common Stock held by a charitable remainder unit trust for which Mr. G. Grinberg is a co-trustee together with Mr. Andrew Weiss. As co-trustee, Mr. G. Grinberg has shared investment and voting power with respect to those shares. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), convertible on a one-for-one basis into shares of Common Stock. Included in the total number of shares of Class A Common Stock are 89,343 owned by The Grinberg Family Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard L. Silverstein are the directors and as to which shares these three individuals have shared investment and voting power. Also included in Mr. G. Grinberg's total of Class A

                                                        CUSIP NO.: 624580 10 6
                                                        ---------


Common Stock are 38,000 shares owned by CAP I Partners L.P., a limited partnership of which CAP I Partners LLC is the general partner. Mr. G. Grinberg, as the managing member of CAP I Partners LLC, has the sole power to vote and dispose of the shares owned by CAP I Partners L.P. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by The Grinberg Family Foundation, the shares held under the Company's Stock Bonus Plan, the shares held under the Company's 401(k) Plan and the shares owned by CAP I Partners L.P. except to the extent of his pecuniary interest therein.

(2) Of the 5,370,406 shares reported as beneficially owned by Mr. E. Grinberg, 254,578 are shares of Common Stock owned by Mr. E. Grinberg individually;
884,736 are shares of Common Stock which he has the right to acquire by the exercise of options under the Company's Stock Incentive Plan; 64,278 are shares of Common Stock held under the Company's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg, both of whom have shared investment and voting power as to such shares; and 69,196 are shares of Common Stock held under the Company's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Frank Kimick and Vivian D'Elia, and as to which shares they have shared investment and voting power. In addition, 5,000 are shares of Common Stock owned by the Efraim Grinberg Family Foundation, a non-profit corporation, as to which shares Mr. E. Grinberg has shared investment and voting control together with the other member of the Board of Directors of that non-profit corporation. The balance of Mr. E. Grinberg's shares are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock. Included in Mr. E. Grinberg's total number of shares of Class A Common Stock are 15,000 shares owned by the Efraim Grinberg Family Foundation, as to which shares Mr. E. Grinberg has shared investment and voting control with the other member of the Board of Directors of that non-profit corporation. Also reported in the total shares reported for Mr. E. Grinberg are 563,306 shares of Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr.
E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 862,940 shares of Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Leonard L. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Leonard L. Silverstein with respect to the shares held by such trusts. Also included in the shares reported for Mr. E. Grinberg are 2,400,654 shares of Class A Common Stock owned by Grinberg Partners L.P., of which Grinberg Group Partners is the general partner. As managing partner of Grinberg Group Partners, Mr. E. Grinberg has shared power to direct the voting and disposition of the shares owned by Grinberg Partners L.P. Mr. E. Grinberg disclaims beneficial ownership as to the 954,218 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee, the 69,196 shares held under the Company's Stock Bonus Plan and the 64,278 shares held under the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

                                                        CUSIP NO.: 624580 10 6
                                                        ---------


Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  See Item 4

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

Item 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10           CERTIFICATION:

                  Not Applicable

                                                        CUSIP NO.: 624580 10 6
                                                        ---------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2006


                                              /s/ Gedalio Grinberg
                                              ------------------------------
                                              Gedalio Grinberg



                                              /s/ Efraim Grinberg
                                              ------------------------------
                                              Efraim Grinberg